





# Connor Boyack · 1st

I change hearts, minds, and laws to build a freer society by creating and implementing innovative policy reforms and exceptional educational resources. Author of 35 books, public speaker, podcaster, and beekeeper.

Talks about #education, #marketing, and #entrepreneurship

Lehi, Utah, United States · Contact info

3,956 followers · 500+ connections

46 mutual connections: John Richards, Amy Rees Anderson, and 44 others

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Libertas Institute - changing hearts, minds, and laws

## Highlights

BYU You both studied at Brigham Young University
You both studied at Brigham Young University from 1999 to 2006
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## Featured

Link

**The Tuttle Twins | Teach Your Children the Principles of Freedom**
The Tuttle Twins
Your child's education is not complete without a foundation of freedom.

## Activity

3,956 followers ✓ Following

Connor Boyack posted this • 2w
Know what the Streisand Effect is?
Last Friday, CNN published an article attacking our Tuttle Twins books, calling them conserva ...show more
257 · 25 comments



Connor Boyack posted this • 4mo
Few things are more fun for me than teaching kids about the miracle of the free market. Just had an awesome time at an elementary school in Miami! Tuttle Twins is spreading... a bunch of the kids had read our books already.
102 · 6 comments



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## About

Hi, I'm Connor! I have changed dozens of laws and sold over two million books across a wide range of issues. I'm in the business of helping people become more free. I founded Libertas Institute, an innovative think tank—and we have an 82% record of success in seeing our policy proposals enacted into law.
...see more

## Experience

**President**
Libertas Institute - changing hearts, minds, and laws
Dec 2011 - Present · 10 yrs 5 mos
Utah
Libertas Institute is a free market public policy "think tank" located in and focusing on Utah. We've been the change agents behind many laws that increase freedom and decrease government power. We foci ...see more

**Board Member**
Utah Home Education Association (UHEA)
Mar 2016 - Jun 2017 · 1 yr 4 mos
UHEA is the largest non-profit homeschooling organization in the state of Utah and was founded nearly four decades ago. The organization works to provide resources and guidance to homeschooling famili ...see more

**Senior Web Developer**
Eli Kirk
Nov 2008 - Dec 2012 · 4 yrs 2 mos
Eli Kirk is a graphic design and web development agency located in Provo, Utah. We deliver branding, web, print, and marketing design creative, and we develop custom websites and other web software and

**Creative Director**
Muzungu Designs
May 1999 - Dec 2012 · 13 yrs 8 mos
Muzungu Designs focuses on providing efficient technology solutions to small businesses. We offer web design/development, graphic/print design, corporate identity branding, SEO, and consulting services.

**State Coordinator**
Tenth Amendment Center
Aug 2010 - Jul 2012 · 2 yrs
The Tenth Amendment Center is a national think tank that works to preserve and protect the principles of strictly limited government through information, education, and activism. The center serves as a fc ...see more

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## Education

BYU Brigham Young University















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## LEARNING

Add new skills with these courses, free for 24 hours

Excel Business Intelligence: Power Pivot and DAX
73,726 viewers

Content Marketing: Blogging for Business
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Editing Mastery: How to Edit Writing to Perfection
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Show more on LinkedIn Learning

BS, Information Technology
1999 - 2006

## Skills

**Writing** · 24

BYU  Endorsed by 3 colleagues at Brigham Young University

[ Endorse ]

**Marketing** · 46

Endorsed by Ryan Zillion and 1 other who is highly skilled at this

Endorsed by 2 colleagues at Libertas Institute

[ Endorse ]

**Public Speaking** · 55

Endorsed by Joni Molloy who is highly skilled at this

Endorsed by 3 colleagues at Libertas Institute

[ Endorse ]

Show all 10 skills →

## Recommendations

[ Recommend Connor ]

**Received**    Given

**Nothing to see for now**
Recommendations that Connor receives will appear here.

## Projects

**The Tuttle Twins**
Jun 2014 - Present

Associated with Libertas Institute - changing hearts, minds, and laws

[ Show project ⧉ ]

With over a million copies sold and translated into nearly a dozen languages, the acclaimed Tuttle Twins children's book series helps the rising generation learn the ideas of a free society.

## Honors & awards

**Named One of Utah's Most Politically Influential People**
Issued by The Salt Lake Tribune · Jan 2019

Associated with Libertas Institute - changing hearts, minds, and laws

I was named one of "Utah's power brokers, the kingmakers, and the lever pullers" by the state's major newspaper.

**One of the "Fab 40"**
Issued by Utah Valley Magazine · Jan 2019

Associated with Libertas Institute - changing hearts, minds, and laws

I was included in a list of 40 "fabulous people" whose stories were featured for the magazine's annual edition.

**Winner, Biggest Policy Victory**
Issued by State Policy Network · Jan 2019

Associated with Libertas Institute - changing hearts, minds, and laws

Libertas Institute was honored for achieving the biggest pro-freedom policy victory in the entire country for our nation-leading data privacy policy we got the Utah Legislature to pass which I played a lead role in.

Show all 4 honors & awards →

## Languages

**Spanish**
Limited working proficiency

## Interests

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 Messaging   ···  ⬚  ⌃